SECURITIES AND EXCHANGE COMMISSION
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JUN 26 2012
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SECURITIE[illegible]
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/10 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main St. Ste. 3
(No. and Street)

Bloomington, IL 61701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Brown 309-829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar Breitweiser & Co, LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[illegible] 7/25

CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS
202 North Center Street
Bloomington, Illinois 61701-3995
Phone 309-827-0348
Fax 309-827-7858

Dunbar, Breitweiser
& COMPANY, LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Midstate Incorporated
Bloomington, Illinois

We have audited the accompanying statement of financial condition of First Midstate Incorporated as of June 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2011, in conformity with U.S. generally accepted accounting principles.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
July 21, 2011

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2011

ASSETS

Cash	$ 286,602
Accounts receivable:	
Securities sold, customer	4,690,324
Securities sold, broker	2,428,879
Security deposit	1,000
Investment in marketable securities	536,801
Prepaid expenses and other assets	21,255
Property and equipment, net of accumulated depreciation and amortization of $608,561	80,299
	$ 8,045,160

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable:	
Securities purchased	$ 6,816,153
Trade	6,166
Accrued state income tax	13,000
Wages payable	166,276
Other accrued expenses	48,463
	$ 7,050,058

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$ 25,000
Retained earnings	970,102
	$ 995,102
	$ 8,045,160

See Notes to Financial Statements.

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENT

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois.

Management has evaluated the need for subsequent event recognition or disclosure through July 21, 2011, the date the financial statements were available to be issued.

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

In accordance with U.S. generally accepted accounting principles, the Company records securities transactions on a trade-date basis.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

The investment in municipal bonds is carried at market value. Due to the specialized accounting practices of securities brokers and dealers, the Company is not subject to the principles of accounting for investments in marketable securities mandated in FASB Accounting Standard Codification 320, "Investments – Debt and Equity Securities" (formerly Statement of Financial Accounting Standards No. 115). Unrealized gains or losses on these investments reflect the differences between cost and market value and are included in the statement of income. Realized gains or losses are recognized in the statement of income when proceeds from the sale of the investment differ from the market value of the investments.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

	Years
Automobiles	5
Office equipment	3-7

It is the Company's policy to include amortization expense on assets with depreciation expense.

Other comprehensive income:

The Company does not have any comprehensive income items and, therefore, nothing is reflected in these financial statements for accumulated other comprehensive income.

Note 2. Cash

Included in cash at June 30, 2011 is approximately $20,406, which represents amounts segregated in "Special Bank Accounts for the Exclusive Benefit of Customers." No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2011, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3. Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2011, the Company's uninsured balance on deposit was $246,622. This does not reflect deductions for outstanding checks not yet presented to the bank for payment.

The Company does not believe there is a significant risk of loss to these deposits.

Note 4. Investments and Fair Value Measurements

The Company held 14,960 shares of IShares Silver Trust and 1,500 shares of Central Fund of Canada Limited Class A at June 30, 2011.

These investments are reported at fair value in the accompanying statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENT

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 or 3 inputs were available to the Company.

Level 1 Fair Value Measurements

The fair values and unrealized gains at June 30, 2011 for Level 1 investments are summarized as follows:

	June 30, 2011		
	Cost	Fair Value	Unrealized Gain
Ishares Silver Trust, (Level 1)	$ 267,896	$ 506,246	$ 238,351
Central Fd of Canada Ltd Cl A, (Level 1)	29,188	30,555	1,367
	$ 297,084	$ 536,801	$ 239,718

Note 5. Property and Equipment

	Acquisition Cost	Accumulated Depreciation and Amortization	Net
Automobiles	$ 187,967	$ 120,850	$ 67,117
Office furniture and equipment	500,894	487,711	13,183
	$ 688,861	$ 608,561	$ 80,299

Depreciation and amortization expense was $50,056 for the year ended June 30, 2011.

Note 6. Related Party Transactions

The Company leases its office building from a related party under a year-to-year lease and pays a monthly rental of $12,000. The Company is responsible for interior maintenance and/or alterations, utilities and liability insurance. The total rent expense relative to this lease included in occupancy and equipment costs and the amount paid to the related party for the year ended June 30, 2011 is $144,000. A security deposit of $1,000 has been paid to the owner of the building.

The Company owes a related party $279 on June 30, 2011. This amount is included in accounts payable, trade.

Related parties of the Company purchased bonds underwritten by the Company at par value plus accrued interest which equals the Company's cost. Total purchases by the related parties for the year ended June 30, 2011 were $1,478,388.

The Company has a consulting agreement with a related party whereby the related party receives a percentage of pre-tax income and reimbursement for expenses incurred in connection with the consulting services provided. The agreement also contains a non-compete clause which is in effect for the duration of the contract and three years thereafter. The expiration date of the contract is June 30, 2011. During the year ended June 30, 2011, $0 in fees were paid to the related party under this agreement.

Note 7. Income Taxes

The Company has elected to be taxed under sections of the Internal Revenue Code which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for regular corporation federal and state income taxes. This election changed the Company's tax year end to December 31, while the financial reporting year end remains June 30.

The Company is subject to the Illinois personal property replacement tax and this expense is reflected in the financial statements.

Note 8. Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $749,352 which was $649,352 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .31 to 1.

Note 9. Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customers are unable to fulfill their contracted obligations.

NOTES TO FINANCIAL STATEMENT

Note 10. Accounting for Uncertain Tax Positions

Effective July 1, 2009, the Company adopted the accounting standard regarding "Accounting for Uncertain Tax Positions." This accounting standard provides detailed guidance for financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company files income tax returns in the U.S. federal and state of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities for years before 2006. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows.